March 17, 2005

Benton H. Wilcoxon
Chief Executive Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA  92614

Re:	Composite Technology Corporation
	Registration Statement on Form S-3
	File No. 333-122280
      Filed on March 1, 2005

Dear Mr. Wilcoxon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-3

Fee Table
1. Please revise the fee table to reflect:

* The original fee paid at the time you first filed the registration statement using the appropriate market price at that time. You should not recalculate the fee for those shares with the amendments.
* The additional fee for the additional shares registered in the amendment reflecting the appropriate market price at the time of the amendment.

Prospectus
2. Please revise your prospectus to comply with Rule 421. For guidance, please refer to our web site at http://www.sec.gov/hot/english.htm, noting particularly the comments at 41 comments at the end of Updated Staff Legal Bulletin No. 7 (June
7, 1999) at http://www.sec.gov/interps/legal/cfslb7a.htm. For example:
* avoid reliance on defined terms like in quotation marks and parentheses throughout your document. Instead, you should use terms that are clear from context;
* avoid embedded lists like on page 2;
* avoid legalese like hereby, hereof and herein on page 3;
* use risk factor subheadings that reflect the risk in the subsequent text; and
* revise risk factors like your last risk factor that could apply to almost any issuer to instead clarify how the risk is particular to your company, industry or offering.

After you have revised your document consistent with the above-cited guidance, please supplementally provide us a printed version of your prospectus in the form that you will deliver it to investors.

Prospectus Cover
3. Because your filing does not register the exercise of the warrants, your reference to the proceeds from the exercise is confusing. If you elect to include this disclosure, please move it to a more appropriate section of your document which is clearly distinct from any discussion of the use of proceeds from the offering you have registered. Also apply this comment to the "Use of Proceeds" disclosure on page 11.

Summary
4. The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.
5. Please remove the reference to the statutory safe harbor you cite in the first paragraph because it is not applicable to issuers of penny stock.
6. Balance your disclosure about your product`s benefits and development status with equally prominent disclosure of the product`s disadvantages and hurdles to successful market deployment.

Debt Financing - Page 1
7. We note that given your current stock price (higher than 150% of the conversion price of the debentures), you are able to convert the debentures into shares of your common stock and you may be able to call the warrants held by Lane Capital. If this is true, please state so and disclose whether you have given notice to effect either transaction.
8. Please explain the term "full ratchet" as used in this section and the clause stating that after the 12-month period the investor "will be extended weighted average anti-dilution" on its debentures and warrants if a subsequent financing takes place.

Risk Factors - Page 3
9. Please include sufficient facts in your risk factors to permit investors to evaluate the magnitude of the risk described. For example:
* on page 3, disclose when you acquired Transmission Technology
Corporation,
* disclose the date of the release you cite on page 7, and
* cite with greater specificity the strategic relationship, cable partner, current customer contracts and current vendor agreements mentioned on page 9.

Our independent auditors have issue a qualified report - Page 3
10. If a risk is material, it should not be mitigated. Please revise the second sentence of the first paragraph accordingly. Also, please revise the first sentence of the risk factor captioned "Our product may not be accepted by our potential customers," the last sentence of the risk factor captioned "The application of the penny stock rules could adversely affect..." and the other mitigating language throughout the risk factors.

We are controlled by a small number of stockholders - Page 5
11. Please clarify how stockholders with 35% of your outstanding stock can control substantially all matters submitted to your stockholders and your management and affairs given the language of
Section 2.9 of your bylaws requiring all corporate action to be determined by a majority of the votes cast on such matter.

Our business may be subject to international risks - Page 5
12. We note your statement that you are pursuing opportunities in, among others, the Middle East and Africa. Please tell us which countries in these regions you are targeting, whether you have already effected any transactions and, if so, the value and nature of those transactions.

Changes in Industry Standards - Page 6
13. With a view toward clarified disclosure, tell us with specificity which legislative bills and regulatory rulings are pending that could improve your markets. Also, tell us when the bills and rulings were initiated and how they could improve your markets.

We issued duly authorized shares to employees - Page 7
14. Please quantify the potential cost of a rescission of the issuance of all securities addressed in this risk factor.
15. With a view toward disclosure, tell us how the violation came to your attention.

A large number of common shares are issuable upon exercise - Page
8
16. Please quantify the number of shares referred to in this risk factor. Also quantify the dilution based on a recent market price.

Our Intellectual Property - Page 10
17. Clarify why you believe that your technology or products might infringe the intellectual property rights of others. Also, tell us how you resolved other companies` claims that you infringe on their technology.

Use of Proceeds - Page 11
18. Please revise the sentence prior to the table in this section. We note that neither the warrants nor their issuance or resale are being registered.

Selling Security Holders - Page 12
19. Please revise the fifth sentence to more closely track the language of Rule 416. Currently, it appears that you are intending the registration statement to cover more shares than permitted by Rule 416.
20. Describe the material terms of the relationships mentioned at the end of the second paragraph.
21. Supplementally provide a table that shows:

* How you calculated the number of shares underlying the outstanding securities held by the selling stockholders. Show your calculations and cite with specificity the provision of each exhibit that provides the basis for the calculation.
* The amount of consideration that each selling security provided for the securities included in the table.
* When the selling security holders provided that consideration. Note that if the consideration was paid in the past three years, you should describe the transaction and disclose the consideration in the registration statement.
22. Supplementally provide a legal analysis to support your statement in footnote 13 that Omicron and Winchester are not affiliates.

Where You Can Find More Information - Page 15
23. We note your references to (i) the website of General Cable in the Description of Business section (page 4), and (ii) the analyst report prepared by Cohen Research in the section entitled "Summary of
Events & Status of Our Progress During this Period" (page 8), each in your annual report on Form 10-KSB. Note that the inclusion of the hyperlinks in your registration statement (incorporated by reference) makes the information in the General Cable website and in the analyst report part of your prospectus. Please refer to sections II.A.4 and
II.E, example 6 in our interpretive release No. 34-42728. Also please file the required consent.
24. Please ensure that you incorporate by reference all current reports filed since the end of your fiscal year, not the calendar year or your last quarter. We note the reports filed on October 7 and November 24, 2004.
25. Proxy statements are not to be incorporated per Item 12(a) of Form S-3. Please revise accordingly.

Part II

Exhibits - Page II-2
26. Please revise your exhibit index to more specifically indicate where the exhibits were "previously filed."
27. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Exhibit 5.1
28. We note that the opinion is phrased in the future tense.
Clarify
when the securities will be legally issued, fully paid, and non-assessable.

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History - Page 4
29. Please tell us when you filed appropriate preliminary and definitive proxy or information statements related to the corporate transactions mentioned in this section. Also please tell us:
* when you filed the Form 8-K reflecting the September 2004 bylaw amendments, and
* if that 8-K was not timely filed, how you are eligible to use
Form
S-3.

Principal Product - Page 5
30. Please explain technical terms included in this section. We note, for example, your use of "hysteresis loss," "ferromagnetic core," "Annealed aluminum," "SOx," "NOx," "pultrusion," and "ampacity."
31. Please provide us independent, objective support for your assertion:
* that your ACCC cable has been reported by third parties to have lower electromagnetic fields and corona discharge;
* regarding the size of the market for bare overhead conductor in the
U.S. and worldwide; and
* that the ACCC cable provides up to twice the power as the ACSR cable.

Summary of Events - Page 8
32. Disclose the material provisions of the agreements mentioned, including duration and termination provisions and material obligations of the parties. Also, in an appropriate section of your document, disclose the material provisions of the FCI Burndy contract mentioned on page 40 and the Kansas contract mentioned on page 41. File the agreements as exhibits.

Manufacturing - Page 10
33. We note that "plans are underway to transfer production to a separate facility as soon as the order volume reaches a critical mass." Please disclose whether you have identified another facility, whether it is ready for your use and, if not, the cost to prepare the facility for your production.

Intellectual Property - Page 11
34. Reconcile the disclosure in this section, which appears to identify only patent applications, with the statement on page 10 of your S-3 that you "have a number of patents."
35. Clarify why you have rights to the inventions of Dr. Hiel and Messrs. Korzeniowski and Bryant. File any related agreements.
36. Clarify whether you claim any proprietary right to any aspect of your product other than the core.

Marketability - Page 12
37. Please provide supplemental support for the information you attribute to the U.S. Department of Energy in this section.

Competition - Page 13
38. We note your disclosure in the fourth bullet point that you are not aware of any "unreserved acceptance" of the GAP cable and the companies using that cable are seeking alternatives. Please clarify the meaning of "unreserved acceptance" and provide us support for your statements.
39. Describe how your ACCC product compares to each of the products described in this section. Your revised disclosure should provide more balance, including your competitive disadvantages.

Legal Proceedings - Page 26
40. Ensure that you have fully disclosed the relief sought in each proceeding. For example, the amount of your exposure in the November
4, 2003 action is unclear. Likewise the amount sought in the December
2004 proceeding disclosed in your recent 10-Q is unclear.

Equity Compensation Table - Page 31
41. Please reconcile the disclosure in the table that you have no securities underlying outstanding warrants that were not approved by security holders with your subsequent disclosure of warrants issued for services. See Instruction 1 to Regulation S-B Item 201(d).

Unregistered Sales of Securities - Page 32
42. Tell us why you did not file tender offer documents related to your November and December 2003 offers mentioned on page 37.
43. When describing transactions, provide disclosure that is more specific than securities were issued to "an entity" for "professional services." Also be more clear about the amount of consideration received; for example, disclose the amount of the legal dispute or services received in exchange for the securities.
44. Fully explain the transaction mentioned on page 38 regarding the issuance "at the discretion of the Chief Executive Officer."
45. We note your references on page F-23 to securities issued to financial consultants in transactions registered on Form S-8. Please tell us the names of these consultants, the specific services provided, and how the transactions were eligible for Form S-8 given the restriction in General Instruction A.1(a)(1)(iii) of Form S-8. Likewise, tell us the specific services provided by the consulting professionals mentioned on page F-33 and 34.
46. We note your reference on page F-38 to your intention to substitute one security for another security underlying outstanding warrants. Tell us whether you are legally entitled to make the substitution. Also tell us the extent of your obligation of your subsidiaries to issue securities, including the percentage of your subsidiaries that may become owned by someone other than Composite Technology Corporation.
47. Please provide us a table that show all unregistered sales of equity securities from August 2004 to date. Include the number of securities underlying securities that are convertible or exercisable for equity securities. Also tell us when you filed a Form 8-K to report the sale under Item 3.02 or why such an 8-K was not required.


Management`s Discussion and Analysis or Plan of Operation

Results of Operations - Page 39
48. Please revise to include a detailed discussion of the results of
operations as required by Item 303(b) of Regulation S-B.  MD&A should
include a discussion of the nature of the income and expense amounts
in the statements of operations along with the significant
variances
for each of the periods.
49. Please tell us whether the revenue received under the $2.675 million contract and recorded as deferred revenue is refundable or subject to any other contingencies. The nature of the $2.5 million sales revenue should also be clearly disclosed in the financial statements. In addition, clarify the nature of the income received on
"trial sales" after year end.  Provide details of whether there are
any rights of return or other contingencies that impact revenue recognition.
50. In addition, we reference the discussion on page 16 that indicates $638,555 was spent on development costs in fiscal year 2002. The amounts included in the inception to date column in the statements of operations on page F-4 only include the amounts from fiscal 2004 and 2003. Tell us where the amount spent in fiscal 2002 is recorded in the financial statements.
51. Disclose more details of the consulting agreement with Global American Energy, including the specific services performed under this agreement, the amounts recorded in the financial statements and the related accounting treatment.

ACCC Bare Overhead Cable Operations - Page 40
52. Please clarify the first sentence in the last paragraph of page
40 as it appears to be missing some words.
53. Please provide supplemental support for your statement that the
ACCC cable performed in tests to "accepted industry standards" and that all final results met or exceeded industry requirements.

Other Proprietary Products - page 41
54. Clarify what you mean by "completed the initial work."

Financial Considerations - Page 42
55. We see that you offered the holders of your "December Price Offering" warrants the opportunity to exercise them at a reduced strike price. Please tell us how you accounted for this modification of the warrant. Please cite the guidance upon which you relied.
56. We noted your discussion of the company`s ability to cover operating expenses for a period of one year. Please revise this disclosure to identify the company`s plans for continuing to issue stock, stock options and warrants in satisfaction of liabilities and also when you anticipate you will have to raise additional financing.
If the company intends to discontinue using alternative payment methods for liabilities, please discuss this trend and its impact on your operations and liquidity. Refer to Item 303(b)(iv) of Regulation
S-B.
57. MD&A and the footnotes to the financial statements should be revised to discuss details of the issuances of common stock, warrants and stock options during the years presented, particularly issuances for services, financing arrangements or assets and indicate your accounting for them.

Sale-Leaseback of Capital Assets - Page 42
58. Please tell us where you have filed the May 2004 Master Lease
Agreement. If you did not, please file it or tell us your basis for not doing so. Likewise, file the lease financing commitments and firm offers mentioned on page 44.

Controls and Procedures - Page 45
59. We note that your evaluation of your disclosure controls and procedures was carried out within the 90 days prior to the filing date of your report. Please note that your evaluation must be as of the end of the period covered by your quarterly report. Please revise your disclosure to comply with the requirements of Item 307 of
Regulation S-B.
60. It is unclear why your disclosure refers to changes in internal controls subsequent to the date of the evaluation rather than during the period mentioned in Regulation S-B Item 308(c).
61. Clarify whether the changes mentioned in the first paragraph were necessary for management to reach its conclusion regarding effectiveness.
62. Clarify why you believe you do not have to comply with the "Sarbanes-Oxley regulations" before the end of fiscal 2005.




Summary Compensation Table - Page 50
63. Please reconcile the total compensation paid to your named executive officers in this table ($425,077) with the line-item "officer compensation" in your statement of operations ($282,258; page F-4).
64. Clarify who is a member of the independent committee mentioned in footnotes (1) and (2), and tell us why the committee has not yet met to decide this issue. Also clarify why the stock option grants mentioned in the footnotes do not appear in the table.
65. Regarding the restricted stock award, provide the disclosure required by the instructions to Item 402(b)(2)(iv) of Regulation S-B.

Option Grants Table - Page 50
66. Reconcile you statement that there were no option grants during the year with the 2004 option grants reflected in your Summary
Compensation Table.

Option Exercises - Page 51
67. Provide in the table the required disclosure regarding Mr.
Robbins` option exercises.

Certain Relationships and Related Transactions - Page 54
68. We note, per Note 7 to your financial statements (pages F-22-
3),
that you entered into two product development agreements with a member of your product development/advisory board and that the agreements are not disclosed in this section. Please tell us why these agreements need not be disclosed under Item 404(a) of Regulation S-B.
69. Identify the director mentioned in the last paragraph.

Exhibits - Page 54
70. Please tell us where you have filed the New License Agreement with WBGA executed in connection with the settlement of litigation, as described in Note 5 to your financial statements (page F- 19).
If
you did not, please file it or tell us your basis for not doing so.



Consolidated Financial Statements - Page F1

Report of Independent Registered Public Accounting Firm - Page F-2
71. We note that your auditors did not audit the following:
* The cumulative balance from the period from March 28, 2001 (inception) to September 30, 2004. An auditor`s association with the cumulative data is required on an annual basis as long as you are in the development stage.
* The consolidated statements of operations, shareholders` equity and cash flows for the year ended September 30, 2003.

Revise to include an auditors report clearly identifying these periods as audited as required by Item 310(a) of Regulation S-B. In addition, the audit report references "subsidiaries", however, the financial statements indicate "And Subsidiary." Please revise so that these references are consistent.

Consolidated Statements of Operations - Page F-4
72. On page 39, you identified that all of your revenues are related to consulting services provided to Global American Energy. Please revise your filing for the following:
* Revise your statement of operations to remove the heading "Cost of
Goods Sold" and replace with "Cost of Services."
* Revise your footnotes to disclose the extent of your reliance on sales to one major customer, refer to paragraph 39 of SFAS 131.
73. We see you have various line items entitled "Compensation expense." Proper presentation calls for an income statement based on the type of expense and not by the method of payment. Revise the filing to present the amounts currently shown as compensation expense in the appropriate expense category - e.g., selling expense, general and administrative expense, research and development, etc. For example, the fair value of warrants issued to consultants should be presented as part of legal, professional, and consulting and the fair value of stock options - research and development should be presented as part of research and development expense. These issuances should be discussed in detail in the footnotes.
74. In addition, please tell us whether all issuances of stock options and warrants related to cost of services are presented within cost of services and reflected within gross margins.



Consolidated Statements of Shareholders` Equity - Page F-5
75. Please revise to provide details of the date and per share price of each stock issuance as required by paragraph 11 of SFAS 7. In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration.
76. Revise the footnotes to disclose details of the "cancellation of previously issued shares preferred stock exchange," including the basis for the accounting treatment for these transactions.

Notes to Consolidated Financial Statements - Page F-14
77. We noted that pages F-14 to F-41 are improperly labeled
"Consolidated Statements of Cash Flows." Please revise the filing to appropriately title the pages "Notes to Consolidated Financial
Statements."

Note 2 - Going Concern- Page F-15
78. Revise to provide more specific details of Composite Technology`s viable plan of operations as required by FRC 607.01, including plans and timeframes to fully develop all products and services and expected financing needs and sources. In addition, clearly address your plans to remove the threat for the continuation of the business as a going concern. Details should also be provided of the basis for the statement that management now believes that it will generate significant revenues during fiscal 2005.

Note 3 - Summary of Significant Accounting Policies - Page F-15
79. Please revise to provide a more comprehensive revenue recognition policy that addresses all significant products and services and that indicates how it is in compliance with SAB 104 and EITF 00-21. Provide details of the basis for using the completed contract method for installation contracts.
80. Revise the filing to include your accounting policy for stock-based compensation issued to non-employees and warrants.

Note 6 - Investments in Other Companies- Page F-19
81. Please revise to disclose more details of the investment in AMJ, including the amount of the investment, where it is recorded in the financial statements, the percentage of the stock owned and the accounting for this investment. The valuation of the amounts to settle the outstanding balances on the purchase option agreement is not clear. Provide details of the accounting and the reference to the discounted "fair value" discussed on page F-20.
82. Provide more details of the accounting for the exchange with Red
Guard on September 30, 2002 and how this was reflected in the financial statements.

Note 7 - Commitments and Contingencies - Page F-21
General
83. Revise to update the litigation and provide consistent disclosures with those provided on pages 26 to 28. In addition, clearly disclose details of the settlements of litigation, the amounts recorded in the financial statements and how shares issued to settle litigation were valued. Disclose more details for litigation that is pending, including the amounts accrued and provide a discussion of the expected impact of this litigation on financial condition, results of operations and liquidity or indicate the reason that this assessment cannot be made. Refer SAB Topic 5Y.

Note 8 - Shareholders` Equity - Page F-27
84. Disclose details of the accounting for the exchange of preferred stock with Red Guard discussed on page F-27.
85. We reference the numerous issuances of stock, options and warrants for services, financing arrangements, conversion and settlement of debt, settlement of litigation, etc. in the statements of shareholders` equity and in the Recent Sales of Unregistered Securities in Part II. Please revise the filing to disclose how you determined the value of each transaction. For example, disclose that the transaction was based on the fair value of the Composite`s stock as quoted on the NASDAQ bulletin board. We reference the discussion of using "discounted closing prices" or "agreed upon values." If quoted prices have been discounted or adjusted disclose specific details of the basis for any adjustments.
86. In addition, the amount of compensation for these issuances of stock, options and warrants should be disclosed in this footnote and should agree with the amounts recorded in the financial statements.

Legal Settlement - Page F-30
87. Please revise the filing to disclose how you determined the fair value of the shares that were awarded in each settlement and clarify the accounting treatment. Please also revise the footnote to reference Note 7 not Note 9.


Stock Options - Page F-33
88. We noted that in February 2003, August 2003 and July 2004 employees were granted cashless exercise of stock options. Please tell us how you accounted for the cashless exercise and cite the guidance upon which you relied.
89. We see from your disclosure that you canceled stock options and granted additional options in the years presented. Tell us whether you granted any options to the employees whose options were cancelled. If so, tell us how you considered the requirements of FIN
44 and EITF 00-23.

Warrants - Page F-38
90. Please revise to disclose your accounting policy for the issuance
of warrants, including the valuation technique utilized, the fair value of the stock at the date of issuance and how this was determined, and the amount of compensation expense recorded for each of the issuances on pages F-38 and F-39.
91. We noted that during the year ended September 30, 2004,
4,821,000
warrants were cancelled. Please tell us how you accounted for this cancellation. Revise your disclosure to specifically identify which warrants were cancelled.

Note 11- Convertible Debentures - Page F- 40
92. We noted that you issued convertible debentures with attached warrants at a discount. Please tell us how you accounted for the following, including how you valued and recorded the warrants, and cite the guidance upon which you relied.
* The discount on debt of the $6.4 million that was recorded as an increase to additional paid-in capital on page F-8.
* The conversion features of the debt and their valuation.
* The attached warrants and indicate why no value was recorded to stockholders` equity.
Demonstrate that your accounting complies with GAAP.

Signatures
93. Reconcile the signatures on this and subsequent documents with your disclosure on page 16 regarding a probationary acting CFO.
Also,
identify the Form 8-K in which you timely disclosed the information required about this CFO under Item 5.02 or tell us how you are eligible to use Form S-3 given any filing delinquency.



Form 10-Q for the Quarterly Period Ended December 31, 2004

Condensed, Consolidated Balance Sheet - Page 3
94. We see that your accrual for legal settlements decreased from approximately $470,000 to $0 as of December 31, 2004. Please tell us and revise your management`s discussion and analysis to provide disclosure of the events that occurred which resulted in the release of this reserve. Refer to Item 303(B)(1) of Regulation S-K.

Note 6 - Shareholders` Equity - Page 10

Cashless Exercises - Page 11
95. We noted that 250,000 Series L warrants and 16,666 Series K warrants were exercised on a cashless basis. Please tell us how you accounted for the cashless exercise and indicate the exercise price.
96. Provide details of the accounting and valuation of the
warrants
issued in connection with the financing agreement that resulted in
$2
million of compensation expense.

Product Revenues - Page 16
97. With a view toward disclosure, tell us the results of customers` attempts to verify your claims.

Legal Proceedings - Page 32
98. Please tell us supplementally the terms of the settlement in the action filed by Mr. Devone on September 10, 2004. Also, provide us your analysis of why these terms were not disclosed and the settlement agreement was not filed as an exhibit.

*          *          *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

		We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










      You may contact Kevin Kuhar at (202) 824-5579, or Brian
Cascio,
Branch Chief, at (202) 942-1791 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 942-2962 or me at (202) 824-5697 with any other questions.

      Sincerely,




      Russell Mancuso
							Branch Chief


cc (via fax):  	Kevin Leung, Esq. (310) 208-1154
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Benton H. Wilcoxon
Composite Technology Corporation
March 17, 2005
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